FINANCIAL SUMMARY

FY2011
(April 1, 2010 through March 31, 2011)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2011 Consolidated Financial Results

 (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
English translation from the original Japanese-language document

 May 11, 2011
Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Naoki Kojima, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 17, 2011
Payment date of cash dividends	:	June 20, 2011
Filing date of financial statements	:	June 24, 2011
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)
1.  Consolidated Results for FY2011 (April 1, 2010 through March 31, 2011)
(1) Consolidated financial results	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2011	18,993,688	0.2	468,279	217.4	563,290	93.3	408,183	94.9
FY2010	18,950,973	-7.7	147,516	—	291,468	—	209,456	—
(Note) Comprehensive income: FY2011  110,297 million yen ( -76.6%),  FY2010  470,402 million yen (—%)

	Net income attributable to Toyota Motor Corporation per share - Basic	Net income attributable to Toyota Motor Corporation per share - Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2011	130.17	130.16	3.9	1.9	2.5
FY2010	66.79	66.79	2.1	1.0	0.8
Reference: Equity in earnings of affiliated companies: FY2011  215,016 million yen,  FY2010  45,408 million yen

(2) Consolidated financial position
	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2011	29,818,166	10,920,024	10,332,371	34.7	3,295.08
FY2010	30,349,287	10,930,443	10,359,723	34.1	3,303.49

(3) Consolidated cash flows
	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2011	2,024,009	-2,116,344	434,327	2,080,709
FY2010	2,558,530	-2,850,184	-277,982	1,865,746

2.  Cash dividends
Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual	Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
FY2010	—	20.00	—	25.00	45.00	141,120	67.4	1.4
FY2011	—	**.**	—	**.**	**.**	***,***	**.*	*.*
FY2012 (forecast)	—	—	—	—	—		—

3.  Forecast of consolidated results for FY2012 (April 1, 2011 through March 31, 2012)

Due to the impact of the Great East Japan Earthquake, a reasonable forecast for FY2012 cannot be made at this point. The forecast for FY2012 will be disclosed as soon as it becomes available.

4.  Others

(1)	Changes in significant subsidiaries during FY2011
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2011
(i) Changes by a newly issued accounting pronouncement: yes
(ii) Changes other than (2)-(i) above: none
Note: For more details, please see page 13 “(6) Summary of Significant Accounting Policies”.

(3)	Number of shares issued and outstanding (common stock)
(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock) : FY2011 3,447,997,492 shares, FY2010 3,447,997,492 shares
(ii)	Number of treasury stock at the end of each fiscal year: FY2011 312,298,805 shares, FY2010 312,002,149 shares
(iii)	Average number of shares issued and outstanding in each fiscal year: FY2011 3,135,880,538 shares, FY2010 3,135,986,228 shares

Reference: Overview of the Unconsolidated Financial Results

FY2011 Unconsolidated Financial Results

 (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)
English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)
1.  Unconsolidated results for FY2011 (April 1, 2010 through March 31, 2011)
(1) Unconsolidated financial results	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2011	8,242,830	-4.1	-480,938	—	-47,012	—	52,764	101.5
FY2010	8,597,872	-7.3	-328,061	—	-77,120	—	26,188	-53.8

	Net income per share - Basic	Net income per share - Diluted
	Yen	Yen
FY2011	16.83	16.83
FY2010	8.35	8.35

(2) Unconsolidated financial position
	Total assets	Net assets	Equity ratio	Net assets per share
	Million yen	Million yen	%	Yen
FY2011	9,593,164	6,538,399	68.0	2,081.64
FY2010	10,350,776	6,637,692	64.0	2,113.70
Reference: Equity at the end of FY2011: 6,527,392 million yen,  Equity at the end of FY2010: 6,628,542 million yen

Information Regarding the Audit Procedures

At the time of disclosure of this report, the procedures for audit of financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (x) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, including the negative effect on Toyota’s vehicle production and sales.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with accounting principles generally accepted in the United States of America.  Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2011.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary

TABLE OF CONTENTS

1.	Business Results		2
	(1)	Consolidated Financial Results for FY2011	2
	(2)	Consolidated Financial Position for FY2011	4
	(3)	Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2011	4
2.	Management Policy		5
	(1)	Toyota’s Basic Management Policy	5
	(2)	Medium- and Long-term Management Strategy	5
3.	Consolidated Production and Sales		6
	(1)	Production	6
	(2)	Sales (by destination)	6
4.	Breakdown of Consolidated Net Revenues		7
5.	Consolidated Financial Statements		8
	(1)	Consolidated Balance Sheets	8
	(2)	Consolidated Statements of Income	10
	(3)	Consolidated Statements of Shareholders’ Equity	11
	(4)	Consolidated Statements of Cash Flows	12
	(5)	Events and Conditions which Indicate there could be Substantial Doubt about Going Concern Assumption	12
	(6)	Summary of Significant Accounting Policies	13
	(7)	Segment Information	14
6.	Unconsolidated Financial Statements		17
	(1)	Balance Sheets	17
	(2)	Statements of Income	19
	(3)	Changes in Net Assets	20
	(4)	Events and Conditions which Indicate there could be Substantial Doubt about Going Concern Assumption	23

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Business Results

(1)	Consolidated Financial Results for FY2011

Financial Results

Reviewing FY2011, the world economy is improving mainly due to the effect of the expansion of domestic demands and exports in emerging countries especially in Asia, and the economic stimulus measures undertaken by various countries. Although the Japanese economy has gained momentum from improved corporate revenues and rallies in exports and production, it is still facing dire challenges linked to the persistently low employment figures and to the weakened economic activity resulting from the impact of the Great East Japan Earthquake.
For automobile industry, market has expanded especially in emerging countries such as China, and technological development and new product launches have been accelerated, caused by increase of customers’ demands for the compact cars and low-price cars, and growth of worldwide environmental consciousness.
Under these conditions, consolidated vehicle sales in Japan and overseas increased by 71 thousand units, or 1.0%, to 7,308 thousand units in FY2011 compared with FY2010 (April 1, 2009 through March 31, 2010).  Vehicle sales in Japan decreased by 250 thousand units, or 11.5%, to 1,913 thousand units in FY2011 compared with FY2010 under the declined market in Japan.  However, with the efforts of dealers nationwide, Toyota and Lexus brands’ market share excluding mini-vehicles was 47.3%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 43.7%, each remained at a high level following FY2010.  Meanwhile, overseas vehicle sales increased by 321 thousand units, or 6.3%, to 5,395 thousand units in FY2011 compared with FY2010, because of the sales expansion in Asia and other regions.
As for the results of operations, net revenues increased by 42.7 billion yen, or 0.2%, to 18,993.6 billion yen in FY2011 compared with FY2010, and operating income increased by 320.7 billion yen, or 217.4%, to 468.2 billion yen in FY2011 compared with FY2010.  Among the factors contributing to an increase in operating income were the effects of marketing efforts of 490.0 billion yen and cost reduction efforts of 180.0 billion yen. On the other hand, factors resulting in a decrease in operating income primarily included the effects of changes in exchange rates of 290.0 billion yen, an increase in expense of 30.0 billion yen, and other factors of 29.3 billion yen.  Income before income taxes and equity in earnings of affiliated companies increased by 271.8 billion yen, or 93.3%, to 563.2 billion yen in FY2011 compared with FY2010.  Net income attributable to Toyota Motor Corporation increased by 198.7 billion yen, or 94.9%, to 408.1 billion yen in FY2011 compared with FY2010.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Segment Operating Results

(i) Automotive:
Net revenues for the automotive operations increased by 139.9 billion yen, or 0.8%, to 17,337.3 billion yen in FY2011 compared with FY2010, and operating income increased by 172.3 billion yen to 86.0 billion yen in FY2011 compared with FY2010.  The increase in operating income was mainly due to cost reduction efforts and increases in both production volume and vehicle unit sales, despite the effects of changes in exchange rates.

(ii) Financial services:
Net revenues for the financial services operations decreased by 53.2 billion yen, or 4.3%, to 1,192.2 billion yen in FY2011 compared with FY2010. 　However, operating income increased by 111.3 billion yen, or 45.1%, to 358.2 billion yen in FY2011 compared with FY2010.  The increase in operating income was mainly due to a decrease in the provision for credit losses in sales finance subsidiaries.

(iii) All other:
Net revenues for all other businesses increased by 24.6 billion yen, or 2.6%, to 972.2 billion yen in FY2011 compared with FY2010, and operating income increased by 44.1 billion yen to 35.2 billion yen in FY2011 compared with FY2010.

Geographic Information

(i) Japan:
Net revenues in Japan decreased by 234.1 billion yen, or 2.1%, to 10,986.2 billion yen in FY2011 compared with FY2010, and operating loss increased by 137.2 billion yen to 362.4 billion yen in FY2011 compared with FY2010.  The increase in operating loss was mainly due to the effects of changes in exchange rates and decreases in both production volume and vehicle unit sales, despite cost reduction efforts.

(ii) North America:
Net revenues in North America decreased by 241.4 billion yen, or 4.3%, to 5,429.1 billion yen in FY2011 compared with FY2010. 　However, operating income increased by 254.1 billion yen, or 297.1%, to 339.5 billion yen in FY2011 compared with FY2010.  The increase in operating income was mainly due to a decrease in the provision for credit losses in sales finance subsidiaries, an increase in production volume and cost reduction efforts.

(iii) Europe:
Net revenues in Europe decreased by 165.6 billion yen, or 7.7%, to 1,981.4 billion yen in FY2011 compared with FY2010. 　However, operating income increased by 46.1 billion yen to 13.1 billion yen in FY2011 compared with FY2010.  The increase in operating income was mainly due to a decrease in expenses, despite decreases in both production volume and vehicle unit sales.

(iv) Asia:
Net revenues in Asia increased by 719.2 billion yen, or 27.1%, to 3,374.6 billion yen in FY2011 compared with FY2010, and operating income increased by 109.4 billion yen, or 53.8%, to 313.0 billion yen in FY2011 compared with FY2010.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):
Net revenues in other regions increased by 135.3 billion yen, or 8.1%, to 1,809.1 billion yen in FY2011 compared with FY2010, and operating income increased by 44.6 billion yen, or 38.6%, to 160.1 billion yen in FY2011 compared with FY2010.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2)	Consolidated Financial Position for FY2011

Cash flows from operating activities resulted in an increase in cash by 2,024.0 billion yen in FY2011.  Net cash provided by operating activities decreased by 534.5 billion yen from 2,558.5 billion yen in FY2010.  Cash flows from investing activities resulted in a decrease in cash by 2,116.3 billion yen in FY2011.  Net cash used in investing activities decreased by 733.8 billion yen from 2,850.1 billion yen in FY2010.  Cash flows from financing activities resulted in an increase in cash by 434.3 billion yen in FY2011.  Net cash provided by financing activities increased by 712.2 billion yen compared with 277.9 billion yen net cash used in financing activities in FY2010.  After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 215.0 billion yen, or 11.5%, to 2,080.7 billion yen at the end of FY2011 compared with the end of FY2010.

(3)	Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2011

Toyota Motor Corporation (“TMC”) deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value.
TMC will strive to continue to pay stable dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.
In order to successfully compete in this highly competitive industry, TMC plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.
Considering these factors, with respect to the dividends for FY2011, TMC plans to propose a year-end dividend of 30 yen per share, and an annual dividend of 50 yen per share, combined with the interim dividend of 20 yen per share.
TMC pays dividends twice a year – an interim dividend and a year-end dividend –, and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the 107th Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.
In FY2011, TMC did not repurchase its own shares, excluding shares constituting less than one unit that were purchased by TMC upon request.
Going forward, in view of the uncertain condition of the global economy, TMC will not repurchase its own shares for the time being to prioritize securing its cash reserves.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Management Policy

(1)	Toyota’s Basic Management Policy

“Management Policy” has been omitted, as there were no significant changes from the matters disclosed in the “Financial Summary” for the fiscal year ended March 31, 2007 (released on May 9, 2007).
The aforementioned information is available on the following Web sites.
Toyota Web site:
http://www.toyota.co.jp
Tokyo Stock Exchange Group, Inc. Web site (listed company search page):
http://www.tse.or.jp/listing/compsearch/index.html (Japanese only)

(2)	Medium- and Long-term Management Strategy

The Toyota Group as a whole will make an even greater effort to address the following in order to realize two of Toyota’s enduring wishes: “to be a company customers choose” and “to bring smiles to every customer who chooses Toyota.”
First, in product development, we intend to proceed with substantial improvement in design and perceived quality and the establishment of organization by which products launched at a certain region will be developed based on the customer needs of such region. For “Eco-Cars”, we will make all-around efforts to expand our product line-up of hybrid vehicles and develop next-generation eco-cars such as plug-in hybrid vehicles, electric vehicles and fuel cell vehicles, along with the high-efficiency gasoline engine.
Second, as for “emerging markets” with strong promise for future growth, we intend to reinforce core models for local production such as IMV and newly developed compact vehicles, while launching more hybrid vehicles. Through these efforts, we will build a well-balanced business structure that impartially allocates resources to both developed countries and emerging countries.

(*)
IMV is an abbreviation for Innovative International Multi-purpose Vehicle, which refers to sport-utility vehicles (SUVs), pickup trucks, and other multi-purpose vehicles that is produced overseas for markets worldwide.

Third, to quickly reflect feedback from our customers around the world in our R&D, production and sales operations, we will build a structure wherein decisions can be made regionally, in areas closest to the customers.
Fourth, we will further reinforce three basic functions: quality improvement, cost reduction, and human resource development.
Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through manufacturing “good automobiles” that is accepted by customers and society. This will encourage more customers to well-purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, we will aim to realize “sustainable growth” and enhance corporate value. And, full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3. Consolidated Production and Sales

(1) Production
(Units)
Business segment		FY2010 (April 1, 2009 through March 31, 2010)	FY2011 (April 1, 2010 through March 31, 2011)	Increase (Decrease)
	Japan	3,956,996	3,721,351	(235,645)
	North America	1,041,833	1,338,294	296,461
Automotive	Europe	432,626	371,528	(61,098)
	Asia	1,021,019	1,343,719	322,700
	Other	356,966	394,829	37,863
	Total	6,809,440	7,169,721	360,281
Other	Housing	4,727	5,014	287

Note:	1 Production in “Automotive” indicates production units of vehicles (new). 2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)
(Units)
Business segment		FY2010 (April 1, 2009 through March 31, 2010)	FY2011 (April 1, 2010 through March 31, 2011)	Increase (Decrease)
	Japan	2,162,418	1,913,117	(249,301)
	North America	2,097,374	2,031,249	(66,125)
Automotive	Europe	858,390	795,534	(62,856)
	Asia	979,651	1,255,016	275,365
	Other	1,139,329	1,313,123	173,794
	Total	7,237,162	7,308,039	70,877
Other	Housing	5,281	5,157	(124)

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new). 2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Breakdown of Consolidated Net Revenues
(Amount:  million yen)
Business segment		FY2010 (April 1, 2009 through March 31, 2010)	FY2011 (April 1, 2010 through March 31, 2011)	Increase (Decrease)
	Vehicles	14,309,595	14,507,479	197,884
Automotive	Parts & components for overseas production	355,273	335,366	(19,907)
	Parts	1,543,941	1,553,497	9,556
	Other	978,499	926,411	(52,088)
	Total	17,187,308	17,322,753	135,445
Financial services	—	1,226,244	1,173,168	(53,076)
	Housing	136,673	132,003	(4,670)
Other	Telecommunications	44,288	45,477	1,189
	Other	356,460	320,287	(36,173)
	Total	537,421	497,767	(39,654)
Total		18,950,973	18,993,688	42,715
Note: The amounts represent net revenues from external customers.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
5. Consolidated Financial Statements

(1)  Consolidated Balance Sheets
(Amount:  million yen)
	FY2010 (As of March 31, 2010)	FY2011 (As of March 31, 2011)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,865,746	2,080,709	214,963
Time deposits	392,724	203,874	(188,850)
Marketable securities	1,793,165	1,225,435	(567,730)
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥13,735 million as of March 31, 2010 and ¥11,856 million as of March 31, 2011	1,886,273	1,449,151	(437,122)
Finance receivables, net	4,209,496	4,136,805	(72,691)
Other receivables	360,379	306,201	(54,178)
Inventories	1,422,373	1,304,242	(118,131)
Deferred income taxes	632,164	605,884	(26,280)
Prepaid expenses and other current assets	511,284	517,454	6,170
Total current assets	13,073,604	11,829,755	(1,243,849)
Noncurrent finance receivables, net	5,630,680	5,556,746	(73,934)
Investments and other assets:
Marketable securities and other securities investments	2,256,279	3,571,187	1,314,908
Affiliated companies	1,879,320	1,827,331	(51,989)
Employees receivables	67,506	62,158	(5,348)
Other	730,997	661,829	(69,168)
Total investments and other assets	4,934,102	6,122,505	1,188,403
Property, plant and equipment:
Land	1,261,349	1,237,620	(23,729)
Buildings	3,693,972	3,635,605	(58,367)
Machinery and equipment	9,298,967	8,947,350	(351,617)
Vehicles and equipment on operating leases	2,613,248	2,491,946	(121,302)
Construction in progress	226,212	298,828	72,616
Total property, plant and equipment, at cost	17,093,748	16,611,349	(482,399)
Less – Accumulated depreciation	(10,382,847)	(10,302,189)	180,658
Total property, plant and equipment, net	6,710,901	6,309,160	(401,741)
Total assets	30,349,287	29,818,166	(531,121)

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Amount:  million yen)
	FY2010 (As of March 31, 2010)	FY2011 (As of March 31, 2011)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,279,673	3,179,009	(100,664)
Current portion of long-term debt	2,218,324	2,772,827	554,503
Accounts payable	1,956,505	1,503,072	(453,433)
Other payables	572,450	579,326	6,876
Accrued expenses	1,735,930	1,773,233	37,303
Income taxes payable	153,387	112,801	(40,586)
Other current liabilities	769,945	870,722	100,777
Total current liabilities	10,686,214	10,790,990	104,776
Long-term liabilities:
Long-term debt	7,015,409	6,449,220	(566,189)
Accrued pension and severance costs	678,677	668,022	(10,655)
Deferred income taxes	813,221	810,127	(3,094)
Other long-term liabilities	225,323	179,783	(45,540)
Total long-term liabilities	8,732,630	8,107,152	(625,478)
Total liabilities	19,418,844	18,898,142	(520,702)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	—
authorized: 10,000,000,000 shares as of March 31, 2010 and March 31, 2011 issued: 3,447,997,492 shares as of March 31, 2010 and March 31, 2011
Additional paid-in capital	501,331	505,760	4,429
Retained earnings	11,568,602	11,835,665	267,063
Accumulated other comprehensive income (loss)	(846,835)	(1,144,721)	(297,886)
Treasury stock, at cost,	(1,260,425)	(1,261,383)	(958)
312,002,149 shares as of March 31, 2010 and 312,298,805 shares as of March 31, 2011
Total Toyota Motor Corporation shareholders’ equity	10,359,723	10,332,371	(27,352)
Noncontrolling interest	570,720	587,653	16,933
Total shareholders’ equity	10,930,443	10,920,024	(10,419)
Commitments and contingencies
Total liabilities and shareholders’ equity	30,349,287	29,818,166	(531,121)

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Statements of Income
(Amount:  million yen)
	FY2010 (For the year ended March 31, 2010)	FY2011 (For the year ended March 31, 2011)	Increase (Decrease)
Net revenues:
Sales of products	17,724,729	17,820,520	95,791
Financing operations	1,226,244	1,173,168	(53,076)
Total net revenues	18,950,973	18,993,688	42,715
Costs and expenses:
Cost of products sold	15,971,496	15,985,783	14,287
Cost of financing operations	712,301	629,543	(82,758)
Selling, general and administrative	2,119,660	1,910,083	(209,577)
Total costs and expenses	18,803,457	18,525,409	(278,048)
Operating income	147,516	468,279	320,763
Other income (expense):
Interest and dividend income	78,224	90,771	12,547
Interest expense	(33,409)	(29,318)	4,091
Foreign exchange gain, net	68,251	14,305	(53,946)
Other income, net	30,886	19,253	(11,633)
Total other income (expense)	143,952	95,011	(48,941)
Income before income taxes and equity in earnings of affiliated companies	291,468	563,290	271,822
Provision for income taxes	92,664	312,821	220,157
Equity in earnings of affiliated companies	45,408	215,016	169,608
Net income	244,212	465,485	221,273
Less: Net income attributable to the noncontrolling interest	(34,756)	(57,302)	(22,546)
Net income attributable to Toyota Motor Corporation	209,456	408,183	198,727

(Amount:yen)
Net income attributable to Toyota Motor Corporation per share
Basic	66.79	130.17	63.38
Diluted	66.79	130.16	63.37

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Shareholders’ Equity

(Amount: million yen)
	FY2010 (For the year ended March 31, 2010)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2009	397,050	501,211	11,531,622	(1,107,781)	(1,260,895)	10,061,207	539,530	10,600,737
Equity transaction with noncontrolling interests and other		(2,116)				(2,116)	(2,748)	(4,864)
Issuance during the year		2,236				2,236		2,236
Comprehensive income:
Net income			209,456			209,456	34,756	244,212
Other comprehensive income
Foreign currency translation adjustments				9,894		9,894	5,721	15,615
Unrealized gains on securities, net of reclassification adjustments				176,407		176,407	4,095	180,502
Pension liability adjustments				74,645		74,645	98	74,743
Total comprehensive income						470,402	44,670	515,072
Dividends paid to Toyota Motor Corporation shareholders			(172,476)			(172,476)		(172,476)
Dividends paid to noncontrolling interests							(10,732)	(10,732)
Purchase and reissuance of common stock					470	470		470
Balances at March 31, 2010	397,050	501,331	11,568,602	(846,835)	(1,260,425)	10,359,723	570,720	10,930,443

(Amount: million yen)
	FY2011 (For the year ended March 31, 2011)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2010	397,050	501,331	11,568,602	(846,835)	(1,260,425)	10,359,723	570,720	10,930,443
Equity transaction with noncontrolling interests and other		2,310				2,310	5,183	7,493
Issuance during the year		2,119				2,119		2,119
Comprehensive income:
Net income			408,183			408,183	57,302	465,485
Other comprehensive income (loss)
Foreign currency translation adjustments				(287,613)		(287,613)	(11,965)	(299,578)
Unrealized losses on securities, net of reclassification adjustments				(26,058)		(26,058)	(1,599)	(27,657)
Pension liability adjustments				15,785		15,785	(4,331)	11,454
Total comprehensive income						110,297	39,407	149,704
Dividends paid to Toyota Motor Corporation shareholders			(141,120)			(141,120)		(141,120)
Dividends paid to noncontrolling interests							(27,657)	(27,657)
Purchase and reissuance of common stock					(958)	(958)		(958)
Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(4) Consolidated Statements of Cash Flows
(Amount:  million yen)
	FY2010 (For the year ended March 31, 2010)	FY2011 (For the year ended March 31, 2011)
Cash flows from operating activities:
Net income	244,212	465,485
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,414,569	1,175,573
Provision for doubtful accounts and credit losses	100,775	4,140
Pension and severance costs, less payments	1,254	(23,414)
Losses on disposal of fixed assets	46,937	36,214
Unrealized losses on available-for-sale securities, net	2,486	7,915
Deferred income taxes	25,537	85,710
Equity in earnings of affiliated companies	(45,408)	(215,016)
Changes in operating assets and liabilities, and other	768,168	487,402
Net cash provided by operating activities	2,558,530	2,024,009
Cash flows from investing activities:
Additions to finance receivables	(7,806,201)	(8,438,785)
Collection of and proceeds from sales of finance receivables	7,517,968	8,003,940
Additions to fixed assets excluding equipment leased to others	(604,536)	(629,326)
Additions to equipment leased to others	(833,065)	(1,061,865)
Proceeds from sales of fixed assets excluding equipment leased to others	52,473	51,342
Proceeds from sales of equipment leased to others	465,092	486,695
Purchases of marketable securities and security investments	(2,412,182)	(4,421,807)
Proceeds from sales of and maturity of marketable securities and security investments	1,108,741	3,716,156
Payment for additional investments in affiliated companies, net of cash acquired	(1,020)	(299)
Changes in investments and other assets, and other	(337,454)	177,605
Net cash used in investing activities	(2,850,184)	(2,116,344)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,178,310	2,931,436
Payments of long-term debt	(2,938,202)	(2,489,632)
Increase (decrease) in short-term borrowings	(335,363)	162,260
Dividends paid	(172,476)	(141,120)
Purchase of common stock, and other	(10,251)	(28,617)
Net cash provided by (used in) financing activities	(277,982)	434,327
Effect of exchange rate changes on cash and cash equivalents	(8,898)	(127,029)
Net increase (decrease) in cash and cash equivalents	(578,534)	214,963
Cash and cash equivalents at beginning of year	2,444,280	1,865,746
Cash and cash equivalents at end of year	1,865,746	2,080,709

Note:
In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(5)  Events and Conditions which Indicate there could be Substantial Doubt about Going Concern Assumption

None

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6)  Summary of Significant Accounting Policies

“Summary of significant accounting policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 25, 2010).  Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. Toyota adopted this guidance from fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In July 2010, FASB issued updated disclosure guidance on receivables. This guidance requires additional disclosures about the credit quality of financing receivables and the allowance for credit losses. Toyota adopted this guidance from the fiscal year ended March 31, 2011. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(7)  Segment Information

(i) Segment Operating Results and Assets

FY2010 (As of and for the year ended March 31, 2010)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	17,187,308	1,226,244	537,421	—	18,950,973
Inter-segment sales and transfers	10,120	19,163	410,194	(439,477)	—
Total	17,197,428	1,245,407	947,615	(439,477)	18,950,973
Operating expenses	17,283,798	998,480	956,475	(435,296)	18,803,457
Operating income (loss)	(86,370)	246,927	(8,860)	(4,181)	147,516
Assets	12,359,404	13,274,953	1,119,635	3,595,295	30,349,287
Investment in equity method investees	1,692,702	129,745	—	44,993	1,867,440
Depreciation expenses	1,018,935	348,820	46,814	—	1,414,569
Capital expenditure	616,216	774,102	21,751	25,532	1,437,601

FY2011 (As of and for the year ended March 31, 2011)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	17,322,753	1,173,168	497,767	—	18,993,688
Inter-segment sales and transfers	14,567	19,037	474,485	(508,089)	—
Total	17,337,320	1,192,205	972,252	(508,089)	18,993,688
Operating expenses	17,251,347	833,925	937,010	(496,873)	18,525,409
Operating income	85,973	358,280	35,242	(11,216)	468,279
Assets	11,341,558	13,365,394	1,146,720	3,964,494	29,818,166
Investment in equity method investees	1,784,539	3,519	3,045	26,885	1,817,988
Depreciation expenses	819,075	330,865	25,633	—	1,175,573
Capital expenditure	691,867	991,330	21,058	(13,064)	1,691,191
Note:
Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2010 and FY2011 are 4,205,402 million yen and 4,613,672 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic Information

FY2010 (As of and for the year ended March 31, 2010)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	7,314,813	5,583,228	2,082,671	2,431,648	1,538,613	—	18,950,973
Inter-segment sales and transfers	3,905,490	87,298	64,378	223,679	135,248	(4,416,093)	—
Total	11,220,303	5,670,526	2,147,049	2,655,327	1,673,861	(4,416,093)	18,950,973
Operating expenses	11,445,545	5,585,036	2,180,004	2,451,800	1,558,287	(4,417,215)	18,803,457
Operating income (loss)	(225,242)	85,490	(32,955)	203,527	115,574	1,122	147,516
Assets	12,465,677	10,223,903	2,060,962	1,925,126	1,803,703	1,869,916	30,349,287

FY2011 (As of and for the year ended March 31, 2011)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	6,966,929	5,327,809	1,920,416	3,138,112	1,640,422	—	18,993,688
Inter-segment sales and transfers	4,019,317	101,327	61,081	236,422	168,694	(4,586,841)	—
Total	10,986,246	5,429,136	1,981,497	3,374,534	1,809,116	(4,586,841)	18,993,688
Operating expenses	11,348,642	5,089,633	1,968,349	3,061,557	1,648,987	(4,591,759)	18,525,409
Operating income (loss)	(362,396)	339,503	13,148	312,977	160,129	4,918	468,279
Assets	11,285,864	9,910,828	1,931,231	2,138,499	2,044,379	2,507,365	29,818,166

Note:	1.
Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2010 and FY2011 are 4,205,402 million yen and 4,613,672 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

2.	”Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(iii) Overseas Sales

FY2010 (For the year ended March 31, 2010)
(Amount: million yen)
	North America	Europe	Asia	Other	Total
Overseas sales	5,718,381	2,023,280	2,641,471	2,838,671	13,221,803
Consolidated sales	—	—	—	—	18,950,973
Ratio of overseas sales	%	%	%	%	%
to consolidated sales	30.2	10.7	13.9	15.0	69.8

FY2011 (For the year ended March 31, 2011)
(Amount: million yen)
	North America	Europe	Asia	Other	Total
Overseas sales	5,398,278	1,793,932	3,280,384	3,196,114	13,668,708
Consolidated sales	—	—	—	—	18,993,688
Ratio of overseas sales	%	%	%	%	%
to consolidated sales	28.4	9.5	17.3	16.8	72.0
Note:	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

6.  Unconsolidated Financial Statements

(1)  Balance Sheets

(Amount: million yen)
	FY2010 (As of March 31, 2010)	FY2011 (As of March 31, 2011)
Assets
Current assets
Cash and deposits	43,181	40,926
Trade accounts receivable	1,108,417	596,450
Marketable securities	2,177,316	1,302,090
Finished goods	120,817	56,182
Work in process	72,720	72,062
Raw materials and supplies	59,653	100,037
Income taxes receivable	5,255	20,112
Short-term loans	383,137	298,794
Deferred tax assets	318,318	369,359
Others	546,986	287,622
Less: allowance for doubtful accounts	(1,700)	(900)
Total current assets	4,834,106	3,142,738
Fixed assets
Property, plant and equipment
Buildings, net	412,666	380,605
Structures, net	46,802	43,237
Machinery and equipment, net	291,059	229,189
Vehicle and delivery equipment, net	18,948	18,328
Tools, furniture and fixtures, net	76,076	65,233
Land	399,664	379,990
Construction in progress	93,159	83,873
Total property, plant and equipment	1,338,377	1,200,458
Investments and other assets
Investments in securities	1,529,014	2,721,813
Investments in subsidiaries and affiliates	1,911,791	1,889,205
Long-term loans	460,362	322,276
Deferred tax assets	128,684	197,245
Others	170,239	141,025
Less: allowance for doubtful accounts	(21,800)	(21,600)
Total investments and other assets	4,178,292	5,249,966
Total fixed assets	5,516,670	6,450,425
Total assets	10,350,776	9,593,164

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Amount: million yen)
	FY2010 (As of March 31, 2010)	FY2011 (As of March 31, 2011)
Liabilities
Current liabilities
Trade notes payable	894	674
Trade accounts payable	1,023,947	390,907
Short-term borrowings	—	10,000
Current portion of long-term borrowings	150,000	163,800
Current portion of bonds	50,000	—
Other payables	297,681	308,458
Accrued expenses	634,221	741,604
Deposits received	352,914	449,748
Others	25,540	29,845
Total current liabilities	2,535,200	2,095,039
Long-term liabilities
Bonds	530,000	530,000
Long-term borrowings	363,185	145,147
Allowance for retirement benefits	270,635	269,541
Others	14,063	15,037
Total long-term liabilities	1,177,884	959,725
Total liabilities	3,713,084	3,054,765
Net assets
Shareholders’ equity
Common stock	397,049	397,049
Capital surplus
Capital reserve	416,970	416,970
Other capital surplus	1,132	1,132
Total capital surplus	418,103	418,103
Retained earnings
Legal reserve	99,454	99,454
Other retained earnings
Reserve for losses on overseas investments	12	—
Reserve for special depreciation	1,791	1,194
Reserve for reduction of acquisition cost of fixed assets	8,462	8,956
General reserve	6,340,926	6,340,926
Retained earnings carried forward	405,130	316,890
Total retained earnings	6,855,777	6,767,422
Less: treasury stock	(1,278,708)	(1,279,668)
Total shareholders’ equity	6,392,222	6,302,907
Valuation and translation adjustments
Net unrealized gains on other securities	236,133	224,485
Deferred hedge gains or losses	186	—
Total valuation and translation adjustments	236,319	224,485
Stock acquisition rights	9,149	11,006
Total net assets	6,637,692	6,538,399
Total liabilities and net assets	10,350,776	9,593,164

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(2)  Statement of Income
(Amount: million yen)
	FY2010 (April 1, 2009 through March 31, 2010)	FY2011 (April 1, 2010 through March 31, 2011)
Net revenues	8,597,872	8,242,830
Cost of sales	7,866,781	7,601,036
Gross profit	731,090	641,794
Selling, general and administrative expenses	1,059,151	1,122,733
Operating loss	(328,061)	(480,938)
Non-operating income
Interest income	40,326	31,262
Dividend income	242,562	331,293
Others	111,856	160,760
Total non-operating income	394,745	523,316
Non-operating expenses
Interest expenses	14,839	15,138
Others	128,966	74,251
Total non-operating expenses	143,805	89,390
Ordinary loss	(77,120)	(47,012)
Loss before income taxes	(77,120)	(47,012)
Income taxes – current	(3,600)	16,500
Income taxes – deferred	(99,708)	(116,277)
Total income taxes	(103,308)	(99,777)
Net income	26,188	52,764

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(3)  Changes in net assets
(Amount: million yen)
	FY2010 (April 1, 2009 through March 31, 2010)	FY2011 (April 1, 2010 through March 31, 2011)
Shareholders’ equity
Common stock
Balance at the end of previous period	397,049	397,049
Balance at the end of current period	397,049	397,049
Capital surplus
Capital reserve
Balance at the end of previous period	416,970	416,970
Balance at the end of current period	416,970	416,970
Other capital surplus
Balance at the end of previous period	1,287	1,132
Changes of items during the period
Reissuance of common stock	(155)	—
Total changes of items during the period	(155)	—
Balance at the end of current period	1,132	1,132
Total capital surplus
Balance at the end of previous period	418,258	418,103
Changes of items during the period
Reissuance of common stock	(155)	—
Total changes of items during the period	(155)	—
Balance at the end of current period	418,103	418,103
Retained earnings
Legal reserve
Balance at the end of previous period	99,454	99,454
Balance at the end of current period	99,454	99,454
Other retained earnings
Reserve for losses on overseas investments
Balance at the end of previous period	25	12
Changes of items during the period
Reversal of reserve for losses on overseas investments	(12)	(12)
Total changes of items during the period	(12)	(12)
Balance at the end of current period	12	—
Reserve for special depreciation
Balance at the end of previous period	2,573	1,791
Changes of items during the period
Appropriation to reserve for special depreciation	379	188
Reversal of reserve for special depreciation	(1,160)	(786)
Total changes of items during the period	(781)	(597)
Balance at the end of current period	1,791	1,194

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Amount: million yen)
	FY2010 (April 1, 2009 through March 31, 2010)	FY2011 (April 1, 2010 through March 31, 2011)
Reserve for reduction of acquisition cost of fixed assets
Balance at the end of previous period	8,451	8,462
Changes of items during the period
Appropriation to reserve for reduction of acquisition cost of fixed assets	30	516
Reversal of reserve for reduction of acquisition cost of fixed assets	(19)	(21)
Total changes of items during the period	11	494
Balance at the end of current period	8,462	8,956
General reserve
Balance at the end of previous period	6,340,926	6,340,926
Balance at the end of current period	6,340,926	6,340,926
Retained earnings carried forward
Balance at the end of previous period	550,634	405,130
Changes of items during the period
Reversal of reserve for losses on overseas investments	12	12
Appropriation to reserve for special depreciation	(379)	(188)
Reversal of reserve for special depreciation	1,160	786
Appropriation to reserve for reduction of acquisition cost of fixed assets	(30)	(516)
Reversal of reserve for reduction of acquisition cost of fixed assets	19	21
Dividends paid	(172,476)	(141,119)
Net income	26,188	52,764
Total changes of items during the period	(145,504)	(88,239)
Balance at the end of current period	405,130	316,890
Total retained earnings
Balance at the end of previous period	7,002,065	6,855,777
Changes of items during the period
Reversal of reserve for losses on overseas investments	—	—
Appropriation to reserve for special depreciation	—	—
Reversal of reserve for special depreciation	—	—
Appropriation to reserve for reduction of acquisition cost of fixed assets	—	—
Reversal of reserve for reduction of acquisition cost of fixed assets	—	—
Dividends paid	(172,476)	(141,119)
Net income	26,188	52,764
Total changes of items during the period	(146,287)	(88,355)
Balance at the end of current period	6,855,777	6,767,422
Treasury stock
Balance at the end of previous period	(1,279,189)	(1,278,708)
Changes of items during the period
Purchase of common stock	(165)	(960)
Reissuance of common stock	646	—
Total changes of items during the period	481	(960)
Balance at the end of current period	(1,278,708)	(1,279,668)

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Amount: million yen)
	FY2010 (April 1, 2009 through March 31, 2010)	FY2011 (April 1, 2010 through March 31, 2011)
Total shareholders’ equity
Balance at the end of previous period	6,538,184	6,392,222
Changes of items during the period
Dividends paid	(172,476)	(141,119)
Net income	26,188	52,764
Purchase of common stock	(165)	(960)
Reissuance of common stock	491	—
Total changes of items during the period	(145,961)	(89,315)
Balance at the end of current period	6,392,222	6,302,907
Valuation and translation adjustments
Net unrealized gains on other securities
Balance at the end of previous period	106,158	236,133
Changes of items during the period
Net changes of items other than shareholders’ equity	129,974	(11,648)
Total changes of items during the period	129,974	(11,648)
Balance at the end of current period	236,133	224,485
Deferred hedge gains or losses
Balance at the end of previous period	517	186
Changes of items during the period
Net changes of items other than shareholders’ equity	(331)	(186)
Total changes of items during the period	(331)	(186)
Balance at the end of current period	186	—
Total valuation and translation adjustments
Balance at the end of previous period	106,676	236,319
Changes of items during the period
Net changes of items other than shareholders’ equity	129,643	(11,834)
Total changes of items during the period	129,643	(11,834)
Balance at the end of current period	236,319	224,485
Stock acquisition rights
Balance at the end of previous period	7,055	9,149
Changes of items during the period
Net changes of items other than shareholders’ equity	2,093	1,857
Total changes of items during the period	2,093	1,857
Balance at the end of current period	9,149	11,006
Total net assets
Balance at the end of previous period	6,651,917	6,637,692
Changes of items during the period
Dividends paid	(172,476)	(141,119)
Net income	26,188	52,764
Purchase of common stock	(165)	(960)
Reissuance of common stock	491	—
Net changes of items other than shareholders’ equity	131,736	(9,977)
Total changes of items during the period	(14,224)	(99,292)
Balance at the end of current period	6,637,692	6,538,399

TOYOTA MOTOR CORPORATION  FY2011 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(4)  Events and Conditions which Indicate there could be Substantial Doubt about Going Concern Assumption

None